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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------


                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            RALLY'S HAMBURGERS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                          Title of Class of Securities

                                  751203-10-0
                                  -----------
                                 (CUSIP Number)


                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                            Irvine, California 92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               DECEMBER 20, 1996
                               -----------------
            (Date of Event Which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box //.

         Check the following box if a fee is being paid with the statement. //


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                                 SCHEDULE 13D/A

CUSIP NO.: 374503 1 10 0
(1)      NAME OF REPORTING PERSON:
         Fidelity National Financial, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [   ]
         (b)     [x]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   3,224,002   (1) (2)

(8)      SHARED VOTING POWER:     0

(9)      SOLE DISPOSITIVE POWER:  3,224,002  (1) (2)

(10)     SHARED DISPOSITIVE POWER:           0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 3,224,002  (1) (2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES: [X]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  18.4%  (3)

(14)     TYPE OF REPORTING PERSON:         CO

(1) Mr. William P. Foley, II, owns 20.5 of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock held by Fidelity.

(2) Includes (i) 626,607 currently exercisable options and (ii) 587,607 options granted to CKE Restaurants, Inc., an entity that may be deemed to be an affiliate of Fidelity, which options may be exercised by Fidelity under certain circumstances. Does not include warrants to purchase 750,000 shares of common stock at an exercise price of $4.375 which vest on December 20, 1997. See Item 5 of this Amendment Number 3 to Schedule 13D/A.

(3) Based upon 21,762,890 shares of Common Stock outstanding as of November 5, 1996.





                               Page 2 of 26 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This Amendment Number 3 amends Amendment No. 2 on Schedule 13D filed with the Securities and Exchange Commission on November 27, 1996, as heretofore amended (the "Schedule 13D/A") with respect to the common stock, par value $0.10 per share (the "Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to add the following:

         In addition to the 3,224,022 shares of Common Stock reported on Amendment No. 2 to Schedule 13D, on November 27, 1996, on December 20, 1996, Fidelity was granted 750,000 warrants to purchase Common Stock exercisable on or after December 20, 1997 through December 29, 1999, which are not beneficially held at this time.

         Of the 3,224,002 shares of Common Stock to which this Statement relates (a) 767,807 were purchased by Fidelity on May 3, 1996, for an aggregate purchase price of $638,172.38, which purchase price was funded from general working capital funds, (b) 346,687 shares of Common Stock and 346,687 warrants to purchase shares of Common Stock were acquired by Fidelity on September 26, 1996 due to its exercise of rights under the Company's Rights Offering, (c) 548,607 were acquired due to Fidelity's exercise of a majority of its $3.00 options on November 27, 1996, (d) 626,607 are the subject of currently exercisable options granted to Fidelity, (e) 587,607 are the subject of currently exercisable options granted to CKE, which may be exercised by Fidelity under certain circumstances. This number does not include 750,000 warrants at $4.375 exercisable on or after December 20, 1997 through December 20, 1999, which are not beneficially held at this time. No brokerage commissions were paid in connection with these purchases.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add a paragraph as follows:

         On December 20, 1996, Fidelity was granted 750,000 warrants for services rendered and to be rendered to the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Section (a) of Item 5 of the Schedule 13D is hereby amended as follows:

            (a) As of the close of business December 20, 1996, Fidelity is the beneficial owner of 3,224,002 shares of Common Stock of the Company including 1,663,101 shares which are owned directly by Fidelity, 346,687 warrants to purchase Common Stock on September 26, 1996, pursuant to the Company's Rights Offering, 626,607 shares which are the subject of currently exercisable options granted to Fidelity and 587,607 shares which are the subject of currently exercisable options granted to CKE, (which options may be exercised by Fidelity under certain circumstances), which constitute in the aggregate 18.4% of the outstanding shares of Common Stock (based on 21,762,890 shares of
Common Stock outstanding as of November 5, 1996).    Fidelity also was granted
750,000 warrants to purchase Common Stock on December 20, 1996, exercisable on or after December 20, 1997 through December 20, 1999, which are not
beneficially held at this time.   Fidelity disclaims beneficial ownership of
any of the shares of Common Stock owned by CKE.





                               Page 3 of 26 Pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      March 5, 1997                      FIDELITY NATIONAL FINANCIAL, INC.



                                         By:   /s/ M'LISS JONES KANE
                                             --------------------------------
                                             M'Liss Jones Kane
                                             Senior Vice President, Corporate
                                             Counsel and Corporate Secretary

























                               Page 4 of 26 Pages
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                                 EXHIBIT INDEX


99.01    Rally's Warrant Agreement dated as of December 20, 1996,        Page 6
         between Rally's, Fidelity and CKE.































                               Page 5 of 26 Pages